SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 14 September 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


          Bank of Ireland announces appointment of Deputy Governor


Bank of Ireland is pleased to announce the appointment of Denis O'Brien as Deputy Governor with immediate effect for a two-year term.

Appointed to the Court in 2000, Denis (47) is Chairman of Digicel Group and the Governing Body of the National College of Ireland. He is current Chairman of the Irish Ernst & Young Entrepreneur of the Year judging panel and was also a judge at the inaugural World Entrepreneur of the Year Awards in 2001. He is also a director of Aergo Capital Ltd, Communicorp Group Ltd, Oakhill Plc and Frontline
- International Foundation for the Protection of Human Rights and a number of other companies. He was Chairman of the Special Olympics World Summer Games when they were held in Ireland in 2003.

Denis O'Brien was educated in University College Dublin and Boston College where he was awarded an MBA in corporate finance.

Commenting on the appointment the Governor, Richard Burrows said: "Denis has made a significant contribution to the work of the Court since his appointment in 2000. I am pleased that he has accepted to become Deputy Governor and I look forward to working closely with him in the future."

14 September 2005

ENDS

Contact:

Dan Loughery, Head of Group Corporate Communications      003531-6043833





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 14 September 2005